Exhibit 14.1

Moelis & Company

Code of Business Conduct and Ethics

July 2014

INTRODUCTION

We at Moelis & Company and our subsidiaries (the “Company”) are committed to the highest standards of business conduct in our relationships with each other and with our clients, suppliers, shareholders and others.  This requires that we conduct our business in accordance with all applicable laws and regulations, and in accordance with the highest standards of business conduct.  The Company’s Code of Business Conduct and Ethics (the “Code”) helps each of us in this endeavor by providing a statement of the fundamental principles and key policies and procedures that govern the conduct of our business.

Our employees, officers, directors and partners are responsible for knowing and understanding the policies and guidelines contained in the following pages.  Our conduct should reflect the Company’s values, demonstrate ethical leadership, and promote a work environment that upholds the Company’s reputation for integrity, ethical conduct and trust. As such, we ask that if you have questions, ask them; if you have ethical concerns, raise them; if you believe something to be suspicious, report it. The General Counsel, who is responsible for overseeing and monitoring compliance with this Code, and the other resources set forth in this Code, is available to answer your questions and provide further guidance.

RESPONSIBILITY TO OUR ORGANIZATION

Company full time and part time employees, officers, directors, and partners (referred to herein collectively as “you,” “your,” or “employees”) are expected to dedicate their best efforts to advancing the Company’s interests and to make decisions that affect the Company based on the Company’s best interests, independent of outside influences.

Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or even appear to interfere, with the interests of the Company.  A conflict situation can arise when you take actions or have interests that make it difficult for you to perform your Company work objectively and effectively.  Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual, apparent or potential conflicts of interest between personal and business relationships.

Although we cannot list every conceivable conflict, the following are some common examples of actual, apparent or potential conflicts of interest:

•             Improper Personal Benefits from the Company.  Conflicts of interest arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.  You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure, including any Company loans or guarantees of your personal obligations.  The Company will not make any personal loans to nor guarantee the personal obligations of directors and executive officers.

•             Interests in Other Businesses.  Other than holdings of public company shares constituting less than 5% of the outstanding shares of such public company, you may not own or otherwise possess an interest in a company that competes with the Company or that does business with the Company (such as a Company client or supplier) without the prior written approval of the General Counsel.

•             Business Arrangements with the Company.  Without prior written approval from the General Counsel, you may not participate in a joint venture, partnership or other business arrangement with the Company.

•             Outside Employment or Activities with a Competitor.  Simultaneous employment with or serving as a director of a competitor of the Company is strictly prohibited, as is any activity that is intended to or that you should reasonably expect to advance a competitor’s interests.  You may not market products or services in competition with the Company’s current or potential business activities.  It is your responsibility to consult with the General Counsel to determine whether a planned activity will compete with any of the Company’s business activities before you pursue the activity in question.

•             Outside Employment with a Client or Supplier.  Without prior written approval from the General Counsel, you may not be a client, or be employed by, serve as a director of or represent, a client of the Company.  Similarly, without prior written approval from the General Counsel, you may not be a supplier, or be employed by, serve as a director of or represent a supplier to the Company.  Nor may you accept money or benefits of any kind as compensation or payment for any advice or services that you may provide to a client, supplier or anyone else in connection with its business with the Company without prior written approval from the General Counsel.

•             Family Members Working in the Industry.  You may find yourself in a situation where your spouse or significant other, your children, parents, or in-laws, or someone else with whom you have a close familial relationship is a competitor, supplier or client of the Company or is employed by one.  Such situations are not prohibited, but they should be disclosed to the Company and call for extra sensitivity to security, confidentiality and conflicts of interest.

Situations involving a conflict of interest may not always be obvious or easy to resolve.  If you are involved in a situation that may present a conflict of interest, you should discuss your particular situation with your supervisor or the General Counsel.

Special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest.  Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the General Counsel, who shall inform and seek the prior approval of the Audit Committee of the Board of Directors.

Corporate Opportunities

Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  If you learn of a business or investment opportunity through the use of corporate property or information, or your position at the Company, such as from a competitor or actual or potential client, supplier or business associate of the Company, you may not participate in the opportunity or make the investment without the prior written approval of the General Counsel.  Directors must obtain the prior approval of the Board of Directors.  Such an opportunity should be considered an investment opportunity for the Company in the first instance.  You may not use corporate property or information or your position at the Company for improper personal gain, and you may not compete with the Company.

Protection and Proper Use of Company Assets

We each have a duty to protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  We should take measures to prevent damage to and theft or misuse of Company property.  When you leave the Company, all Company property must be returned to the Company.  Except as specifically authorized, Company assets, including Company time, equipment, materials, resources, intellectual property and proprietary information, must be used for business purposes only.

Public Disclosure

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission, other regulators and in our other public communications.

Company Books and Records

You must complete all Company documents accurately, truthfully, and in a timely manner, including all travel and expense reports.  When applicable, documents must be properly authorized.  You must record the Company’s financial activities in compliance with all applicable laws and accounting practices.  The making of false or misleading entries, records or documentation is strictly prohibited.  You must never create a false or misleading report or make a payment or establish an account on behalf of the Company with the understanding that any part of the payment or account is to be used for a purpose other than as described by the supporting documents.

Record Retention

In the course of its business, the Company produces and receives large numbers of records.  Numerous laws require the retention of various Company records for certain periods of time. The Company is committed to compliance with all applicable laws and regulations relating to the preservation of records.   Our various jurisdictions and business units may have more detailed record retention schedules that address their specific needs and legal or regulatory requirements.  You should be familiar with and must follow all such applicable procedures.  Records should be retained or destroyed only in accordance with such applicable document retention policies.  Any questions about these policies should be directed to the General Counsel.

Confidential Information

All employees may learn, to a greater or lesser degree, facts about the Company’s business, plans, operations or “secrets of success” that are not known to the general public or to competitors.  Sensitive information such as client data, the terms offered or prices charged to particular clients, marketing or strategic plans, product specifications and production techniques are examples of the Company’s confidential information or trade secrets.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its clients, if disclosed.  During the course of performing your responsibilities, you may obtain information concerning possible transactions with other companies or receive confidential information concerning other companies, such as our clients, which the Company may be under an obligation to maintain as confidential.

You must maintain the confidentiality of information entrusted to you by the Company or its clients, except when disclosure is authorized or legally mandated.  Employees who possess or have access to confidential information or trade secrets must:

•             Not use the information for your own benefit or the benefit of persons inside or outside of the Company.

•             Carefully guard against disclosure of that information to people outside the Company.

•             Not disclose confidential information to another Company employee unless the employee needs the information to carry out business responsibilities.

Your obligation to treat information as confidential does not end when you leave the Company.  Upon the termination of your employment, you must return everything that belongs to the Company, including all documents and other materials containing Company and client confidential information.  You must not disclose confidential information to a new employer or to others after ceasing to be a Company employee.

Insider Trading

You are prohibited by Company policy and the law from buying or selling securities of the Company, clients or other companies at a time when in possession of “material nonpublic information.”  Passing such information on to someone who may buy or sell securities — known as “tipping” — is also illegal.  The prohibition applies to Company securities and to securities of other companies if you learn material nonpublic information about other companies, such as the Company’s clients, in the course of your duties for the Company.

Do not disclose material non-public information to anyone, including co-workers, unless the person receiving the information has a legitimate need to know the information for purposes of carrying out the Company’s business.  If you leave the Company, you must maintain the confidentiality of such information until it has been adequately disclosed to the public by the Company.  If there is any question as to whether information regarding the Company or another company with which we have dealings is material or has been adequately disclosed to the public, contact the General Counsel.

The above is only a summary of the Company’s prohibition on insider trading and should not be considered comprehensive.

Fair Dealing

The Company depends on its reputation for quality, service and integrity.  The way we deal with our clients, competitors and suppliers molds our reputation, builds long term trust and ultimately determines our success.  You should endeavor to deal fairly with the Company’s clients, suppliers, competitors and employees.  We must never take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Antitrust Laws

While the Company competes vigorously in all of its business activities, its efforts in the marketplace must be conducted in accordance with all applicable antitrust and competition laws.  The antitrust laws prohibit agreements among competitors on such matters as prices, terms of sale to customers and allocating markets to customers.  Violations of the antitrust laws may subject the Company and its employees to criminal sanctions and civil liability.  Consult the General Counsel if you have any questions.

Gifts and Gratuities

When you are providing a gift, entertainment or other accommodation to non-government employees in connection with Company business, you must do so in a manner that is in good taste and without excessive expense.  You may not furnish or offer to furnish any gift that is of more than token value or that goes beyond the common courtesies associated with accepted business practices.

What is acceptable in the commercial business environment may be entirely unacceptable in dealings with the government.  There are strict laws that govern providing gifts, including meals,

entertainment, transportation and lodging, to government officials and employees.  You are prohibited from providing gifts or anything of value to government officials or employees or members of their families in connection with Company business without first obtaining prior written approval from the General Counsel.

Giving or receiving any payment or gift in the nature of a bribe, gratuity, or kickback is absolutely prohibited.

Bribery of Foreign Officials

Company policy, the U.S. Foreign Corrupt Practices Act (the “FCPA”), and the laws of many other countries prohibit the Company and its officers, employees and agents from giving or offering to give money or anything of value to a foreign official, a foreign political party, a party official or a candidate for political office in order to influence official acts or decisions of that person or entity, to obtain or retain business, or to secure any improper advantage.  The FCPA does allow for certain permissible payments to foreign officials.  Specifically, the law permits “facilitating” payments, which are payments of small value to effect routine government actions such as obtaining permits, licenses, visas, mail, utilities hook-ups and the like.  However, determining what is a permissible “facilitating” payment involves difficult legal judgments.  Furthermore, other jurisdictions we operate in and other anti-corruption laws we may be subject to do not recognize facilitation payments as permissible. Therefore, employees must obtain permission from the General Counsel before making any payment or gift to a foreign government official, party or candidate.

International Boycotts and Economic Sanctions

The U.S. anti-boycott law and economic sanctions regulations apply to the entire Company and subsidiary entities regardless of location.  The economic sanctions regulations prohibit U.S. persons, including U.S. financial institutions and their foreign branches and non-U.S. affiliates, from exporting financial services to certain foreign governments and their specially designated nationals named by OFAC.  All the Company’s branches and subsidiaries are required to establish policies and procedures to ensure that their clients (and potential clients) are not on the OFAC list.

Political Contributions and Activities

Laws of certain jurisdictions prohibit the use of Company funds, assets, services, or facilities on behalf of a political party or candidate.  Payments of corporate funds to any political party, candidate or campaign may be made only if permitted under applicable law and approved in writing and in advance by the General Counsel.  This policy applies only to the use of Company assets and is not intended to discourage individual employees, officers or directors from making political contributions or engaging in political activities on their own behalf.  The Company will not, however, compensate or reimburse you, in any form, for a political contribution that you intend to make or have made.

RESPONSIBILITY TO OUR PEOPLE

Respecting One Another

The way we treat each other and our work environment affects the way we do our jobs.  All employees want and deserve a work place where they are respected and appreciated.  Everyone who works for the Company must contribute to the creation and maintenance of such an environment, and supervisors and managers have a special responsibility to foster a workplace that supports honesty, integrity, respect and trust.

Equal Employment Opportunity and Non-discrimination

The Company is an equal opportunity employer in hiring and promoting practices, benefits and wages.  We will not tolerate discrimination against any person on the basis of race, religion, color, gender, age, marital status, national origin, sexual orientation, citizenship, Vietnam-era or disabled veteran status or disability (where the applicant or employee is qualified to perform the essential functions of the job with or without reasonable accommodation), or any other basis prohibited by law in recruiting, hiring, placement, promotion, or any other condition of employment.  You must treat all Company people, clients, suppliers and others with respect and dignity.

Safety in the Workplace

The safety and security of employees is of primary importance.  The Company will not tolerate any level of violence in the workplace or in any work-related setting.  In addition, the Company intends to maintain a drug-free work environment.  You cannot use, sell, attempt to use or sell, purchase, possess or be under the influence of any illegal drug on Company premises or while performing Company business on or off the premises.

IMPLEMENTATION OF THE CODE

Responsibilities

While each of us is individually responsible for putting the Code to work, we need not act solely on our own.  The Company has a number of resources, people and processes in place to answer our questions and guide us through difficult decisions.

This Code cannot provide definitive answers to all questions.  If you have questions regarding any of the policies discussed in this Code or if you are in doubt about the best course of action in a particular situation, you should seek guidance from your supervisor, the General Counsel or the other resources identified in this Code.

Reporting Violations

If you know of or suspect a violation of applicable laws or regulations, the Code, or the Company’s related policies, you must immediately report that information to your supervisor or the General Counsel, or through the anonymous procedures set forth below.  No one will be subject to retaliation because of a good faith report of suspected misconduct.  However, persons knowingly making false reports or accusations will be subject to disciplinary action.  If you fail to report a known or suspected violation, you may also be subject to disciplinary action, unless disciplinary action is restricted by law, regulation, order or other governmental requirement.

Reports Regarding Accounting Matters

The Company is committed to compliance with applicable auditing requirements, accounting standards and internal accounting controls (“Accounting Matters”) and to promptly dealing with any fraud committed by employees or with any retaliation or threats of retaliation against any employee who in good faith reports a concern about any Accounting Matter or fraud.  You are expected to report promptly any concerns involving Accounting Matters, fraud, or retaliation.

Reports may be made to the General Counsel in person, by telephone or in writing.

Anonymous Reporting

You may report a suspected violation of rules, regulations, the Code or any Company policy anonymously through the Company’s online compliance management system or in writing to the General Counsel at his or her office by inter-office or regular mail.  Anonymous reports may also be made through an online form available at the link provided below.  Reports submitted through these methods will be delivered to the General Counsel through a secure Disclosure Management System.

The anonymous reporting form may be accessed at: https://irdirect.net/MC/whistleblower_iframe

Investigations of Suspected Violations

All reported violations will be promptly investigated and treated confidentially to the extent reasonably possible.  It is imperative that reporting persons not conduct their own preliminary investigations.  Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Discipline for Violations

The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with its Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery.  Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including discharge.

Code Acknowledgement

On an annual basis, you are required to acknowledge that you have read, understand and are in compliance with the Company’s Code of Conduct and Business Ethics and that you agree that, as a condition of your employment or engagement by the Company, you will abide by this Code and any related policies, as may be amended, any applicable supplements, any specific policies referenced therein, and any additional or amended policies and procedures applicable to you as issued from time-to-time by the Company.  You further acknowledge that you understand the laws and regulations applicable to your job responsibilities, including those pertaining to refraining from misuse of material non-public information.

Approvals, Waivers or Exceptions of the Code

The Company will waive application of the policies set forth in this Code only where circumstances warrant granting a waiver.  Approvals or waivers of the Code for directors and executive officers may be made only by the Board of Directors as a whole or the Audit Committee of the Board and must be promptly disclosed as required by law or regulation. Other approvals or waivers required herein may be granted in writing by the General Counsel or his or her designee.

No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company’s business.  It is not intended to and does not create any obligations to or rights in any employee, director, client, supplier, competitor, shareholder or any other person or entity.

Remember

Ultimate responsibility to ensure that we as a Company comply with the many laws, regulations and ethical standards affecting our business rests with each of us.  You must become familiar with and conduct yourself strictly in compliance with those laws, regulations and standards and the Company’s policies and guidelines pertaining to them.